October 29, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Justin T. Dobbie
Division of Corporate Finance

Re:	Rainbow Coral Corp. ("the Company")
Amendment No. 2 to Registration Statement on Form S-1/A
File No. 333-169554
Filed September 24, 2010

Dear Mr. Dobbie:

In response to your letter of October 20, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form S-1/A, filed September 24, 2010 we herewith transmit the Company’s Second Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.  Finally,

General

1.	You include the Dealer Prospectus Delivery Obligation disclosure twice in the prospectus. Please revise or advise.

RESPONSE:

We concur with the Staff and have revised the prospectus to remove one of the Dealer Prospectus Delivery Obligation disclosures.

Securities and Exchange Commission
10/30/2010

2.
We note the use of certain industry terms without explanation or definition. For example, you use the term “fragmentation” on pages 6 and 20 and the term “Aquaculture” on page 21. Please advise accordingly.

RESPONSE:

We concur with the Staff and have revised the prospectus to define terms such as “Fragmentation” and  “Aquaculture”.

Business Summary, page 5.

3.	Please revise to disclose that you have not generated any revenues or implemented any of the steps in your business plan to date and your activities have been limited to developing your business plan.

RESPONSE:

We concur with the Staff and have revised the prospectus to disclose that we have not generated any revenues or implemented any of the steps in our business plan

4.	Please revise to state your monthly burn rate in dollars and how long your funds will last at this rate.

RESPONSE:

We concur with the Staff and have revised the prospectus to disclose our monthly burn rate in dollars and how long your funds will last at this rate.

5.
You state in the last paragraph of this section that you need to raise $500,000 to implement your business plan over the next 18 months. Given this short term capital requirement, please discuss why you have selected to conduct a public offering that may only satisfy a relatively small portion of your capital needs.

RESPONSE:

We concur with the Staff and have revised the prospectus to disclose our rationale for a public offering in the face of a need for a $500,000 raise.

Risk Factors, page 7.

Risks Related to our Business page 7.

6.	Please add a risk factor disclosing the risks to you associated with the current economic downturn and its impact on your particular industry and business.

Securities and Exchange Commission
10/30/2010

RESPONSE:

We concur with the Staff and have revised the prospectus to disclose our risks associated with the current economic downturn. We have inserted the following language:

The recent downturn in the world's major economies and the constraints in the credit markets have heightened or could continue to heighten a number of material risks to our business, cash flows and financial condition, as well as our future prospects. Continued issues involving liquidity and capital adequacy affecting lenders could affect our ability to access credit facilities or obtain debt financing and could affect the ability of lenders to meet their funding requirements when we need to borrow. Further, in the uncertain event that a public market for our stock develops, the volatility in the equity markets may make it difficult in the future for us to access the equity markets for additional capital at attractive prices, if at all. The current credit crisis in other countries, for example, and concerns over debt levels of certain other European Union member states, has increased volatility in global credit and equity markets. If we are unable to obtain credit or access capital markets, our business could be negatively impacted. For example, we may be unable to raise all or a portion the $500,000 that we estimate we will require to launch our business (including the $31,250 we aim to raise in this offering). See the risk factor below entitled "IF WE CANNOT SECURE ADDITIONAL CAPITAL, OR IF AVAILABLE CAPITAL IS TOO EXPENSIVE, OUR BUSINESS WILL FAIL”.

Use of Proceeds, page 14.

7.
The use of proceeds table on page 15 should disclose how the company intends to use the gross proceeds from the offering under each of the four scenarios. In all four cases, however, the total amount used exceeds the gross proceeds. Please revise accordingly.

RESPONSE:

We concur with the Staff and have revised the prospectus to correct the errors and disclose how the Company intends to use the gross proceeds from the offering under each of the four scenarios.

Plan of Distribution, page 18.

8.
Please reconcile the phrase regarding the length of the offering, “This offering will continue for the length of…” Disclose here with the phrase disclosed on the prospectus cover page, “This offering will continue for the earlier of …”

RESPONSE:

We concur with the staff and have revised the registration statement.

Securities and Exchange Commission
10/30/2010

Business Description, page 20.

Overview, page 20.

9.
Please revise the prospectus so that it conveys an accurate picture of your company at the time of effectiveness. You may discuss your hopes and plans but only in the context of disclosing your actual situation and the real costs and timelines you face in reaching your goals. For example, please review the overview to address the current state of affairs at the company price to a discussion of your intentions regarding the development of the business. Please revise the remainder of the comment accordingly.

RESPONSE:

We concur with the Staff and have revised the prospectus to conveys an accurate picture of our company at the time of effectiveness.

10.
Please revise to discuss in greater detail the acquisitions you describe, such as when you will acquire these colonies, from whom will you acquire them, how many colonies will be acquired and how much you expect these acquisitions to cost.

RESPONSE:

We concur with the staff and have updated the registration statement to discuss potential acquisitions with the statement:  To acquire colonies of Corals, we intend to explore different coral acquisition opportunities. For example, Reef Clubs are made up of hobbyists who periodically prune overgrown Coral from their tanks and donate these to a local club to auction as a fund raise event. These Coral generally are sold significantly below market price. We intend to acquire Corals at Auctions, as well at local events. We also intend to visit local fish stores and individuals who advertise in search of unusual corals. It is too early in corporate development to determine how many Corals to acquire and how much to allocate to Coral acquisition.

11.	Please advise to elaborate on the characteristics and make up of your target market. Please also discuss in greater detail how you intend to build brand recognition.

RESPONSE:

We concur with the Staff and have elaborated on the characteristics and make up of our target market.

12.
Please tell us, with a view toward revised disclosure, what you mean by the statement that your competition “calls themselves farms.” To the extent you are implying that your operation is different and/or superior; please state the basis for this belief.

Securities and Exchange Commission
10/30/2010

RESPONSE:

We concur with the Staff and have revised the prospectus to remove the statement in question.

Management Discussion and Analysis page 24.

Plan of Operation, page 25.

13.
Your disclosure that your phase one estimated budget is $50,000 and your phase two estimated budget is $350,000 is inconsistent with your disclosure on page 11 that phase one will require $200,000 and phase two will require $300,000. Please revise or advise

RESPONSE:

We concur with the Staff and have revised the prospectus to accurately reflect potential cash requirements of the various phases.

Liquidity and Capital Resources, page 27.

14.
Please disclose whether or not your sole director and officer has made any commitments written or oral, with respect to providing you with source of liquidity in the form of cash advances, loans and/or financial guarantees.

RESPONSE:

We concur with the Staff and have revised the prospectus to reflect that our sole director and officer has not made any commitments written or oral, with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees.

Conflicts of Interest, page 31.

15.	Please discuss briefly Mr. Foxwell’s other business activity and how much time he commits to each such activity.

RESPONSE:

We concur with the Staff and have revised the prospectus to reflect Mr. Foxwell’s other business activity and how much time he commits to each such activity.

Security Ownership of Certain Beneficial Owners, page 34.

16.	Please add a column to the beneficial ownership table to disclose the percentage of common stock beneficially owned after completion of the offering.

Securities and Exchange Commission
10/30/2010

RESPONSE:

We concur with the Staff and have revised the prospectus add a column to the beneficial ownership table to disclose the percentage of common stock beneficially owned after completion of the offering.

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosure(s):

1.	Rainbow Coral Corp’s Form S-1/A-2 Registration Statement